FINANCING AGREEMENT

THE INVESTOR'S INTERESTS REPRESENTED BY THIS AGREEMENT ARE NOT REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT AS EXPRESSLY PROVIDED FOR IN THIS AGREEMENT.

THIS AGREEMENT IS BEING USED IN LIEU OF A PROSPECTUS OR OFFERING CIRCULAR PURSUANT TO AN EXEMPTION UNDER STATE LAW. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED THIS DOCUMENT OR ANY OTHER DOCUMENT SUBMITTED TO INVESTOR IN CONNECTION WITH THIS OFFER FOR THE ADEQUACY OF ITS DISCLOSURE AND DOES NOT PASS ON THE MERITS OF THIS OFFERING. THE INVESTOR'S INTERESTS REPRESENTED BY THIS AGREEMENT CARRY A HIGH DEGREE OF RISK AND INVESTOR SHOULD BE ABLE TO BEAR A LOSS OF THE ENTIRE INVESTMENT.

This Financing Agreement, comprising the Basic Terms and the attached Standard Terms and exhibits (collectively, the "**Agreement**") is entered into as of [EFFECTIVE DATE] ("**Effective Date**"), by and between [ENTITY NAME] ("**Investor**") and THE WEIGHT FILM LLC ("**Company**"), with respect to the financing, production and distribution of that certain motion picture currently entitled "THE WEIGHT" (the "**Picture**"), on the following terms and conditions:

BASIC TERMS

1.   **DEFINITIONS**. All defined terms used in this Agreement shall include all forms, variations and conjugations thereof. Defined terms used in these Basic Terms and not otherwise defined shall have the meaning ascribed to them in the Standard Terms.

2.   **WEFUNDER**. Investor's investment in Company is being made pursuant to the Securities and Exchange Commission Regulation Crowdfunding (the "**Regulation**"). In connection therewith, WeFunder Inc. and/or its related entities (all of which, "**Wefunder**")(https://wefunder.com/) is the "intermediary" for purposes of the Regulation as it relates to Investor's investment in Company. This Agreement is subject to all of the terms and conditions set forth in the Company section (https://wefunder.com/the.weight.movie.llc/) of the WeFunder website and the other applicable provisions of Wefunder.

3.   **INVESTOR'S OBLIGATION TO FINANCE**. Investor shall invest the sum of $[AMOUNT] (the "**Investment**") in Company pursuant to the terms of this Agreement. Company shall use the Investment solely in connection with the development, production, Sale and delivery of the Picture as set forth herein and shall not commingle the Investment with any other funds of Company that do not relate to the Picture. Company shall deposit the Investment in an interest bearing or non-interest bearing bank account (as determined by Company) established and administered by Company solely for the development, production, Sale and delivery of the Picture. Concurrently with Investor's execution of this Agreement, Investor shall execute and return to Company or Wefunder all documentation required by Company and Wefunder including, without limitation, an IRS form W-9 or W-8BEN, as applicable.

4.   **FINANCIAL TERMS**. Investor shall be entitled to receive, pursuant to, and in accordance with, the terms of this Agreement: a sum equal to one hundred twenty-five percent (125%) of Investor's Investment; and a pro rata share of fifty percent (50%) of the Net Proceeds.

5.   **ACCREDITED INVESTOR**. Investor represents and warrants that Investor:

a.   Is an "accredited investor" (an "**Accredited Investor**") within the meaning of Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the "**Securities Act**").

OR

b.   Is not an Accredited Investor and is familiar with, and has, and shall, comply with all requirements of an investor who is not an Accredited Investor pursuant to 17 CFR 227 (https://www.ecfr.gov/current/title-17/chapter-II/part-227).

6.   **CONSTRUCTION**. In the event of any inconsistency between these Basic Terms and the attached Standard Terms, the attached Standard Terms shall govern.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first written above.

THE WEIGHT FILM LLC   **INVESTOR**

Founder Signature   *Investor Signature*
_____   _____
Signature   Signature

[FOUNDER_NAME]_____   [ENTITY NAME]_____
Print Name   Print Name

STANDARD TERMS

1.   **DEFINITIONS**. All defined terms used in this Agreement shall include all forms, variations and conjugations thereof. In addition to the other terms defined elsewhere herein, the following terms shall have the following meanings:

a.   "**Budget**" shall have the meaning ascribed to it in paragraph 4 hereinbelow.

b.   "**Budgeted Cost**" shall mean Company's good faith estimated cost of producing the Picture and delivering the Picture to the distributor(s) thereof, as reflected in the Budget.

c.   "**Final Cost**" shall mean one hundred percent (100%) of the total sums expended or incurred by Company with respect to the development, production, Sale and delivery of the Picture.

d.   "**Financing**" shall mean one hundred percent (100%) of the sums received by Company from Investors with respect to the development, production, Sale and/or delivery of the Picture.

e.   "**Financiers**" shall mean Investor and the Other Investors.

f.   "**Investment**" shall have the meaning ascribed to it in section 3 of the Basic Terms when used in connection with Investor and, when used in connection with one or more Other Investors, shall mean the amount of money that such Other Investor(s) has invested in the Picture.

g.   "**Operating Agreement**" shall mean the operating agreement of the Company.

h.   "**Other Investor**" shall mean any other person or entity that provides equity financing to Company with respect to the development, production, Sale and/or delivery of the Picture.

i.   "**Percentage Interest**" shall mean, with respect to Investor, a fraction, expressed as a percentage, of the total amount of the Investment divided by the amount of the Financing and with respect to each of the Other Investors, a fraction, expressed as a percentage, of the total amount of the sums invested in the Picture by such Other Investor divided by the amount of the Financing.

j.   "**Sale**" shall mean sale, license or other disposition.

2.   **THE PICTURE**. The Picture will be based on a screenplay (the "**Screenplay**") written by Adam Scheiner and, subject to the agreements between Company and the following individuals, will be directed by Adam Scheiner and will be produced by (potentially amongst others) Adam Scheiner and Joshua Bunting. The parties intend that principal photography of the Picture shall commence in 2022, subject to Company obtaining Financing equal to the Budgeted Cost for the Picture, cast availability and the availability of locations and production necessities and further subject to applicable law and ordinances relating to COVID-19 Matters (as defined in section 12 hereinbelow) and/or otherwise. Company will designate the start date for principal photography.

3.   **COMPANY CONTROLS**. Company shall have the right to make all decisions regarding the development, production, completion, delivery and distribution of the Picture, subject to the rights of Investor as are specifically set forth in this Agreement. Company shall have the right to designate and engage the cast, all crew members and all other production elements (equipment, laboratory and other

facilities, third party services) of the production of the Picture as well as negotiate all terms and conditions of all agreements relating thereto, including determining all on-screen and paid advertising credits to all such parties. In addition, as between the parties, Company shall have the sole and exclusive right to enter into all agreements with respect to the Sale, distribution and/or exploitation of the Picture.

4.   **PRODUCTION BUDGET**. The "**Budget**" shall be the final budget for the production of the Picture, as of the first day of principal photography of the Picture, which includes Company's anticipated cost of producing and delivering the Picture to the distributor(s). The Budgeted Cost is intended to be no more than ONE MILLION DOLLARS ($1,000,000.00). Company shall use its reasonable, good faith efforts to produce the Picture so that the Final Cost does not exceed the Budgeted Cost.

5.   **TREATMENT OF INVESTMENT**. The Investment will constitute a contribution to the capital of Company, and Investor will be deemed to be a "partner" (owner) of Company, solely for U.S. federal income tax purposes, and accordingly, Company will establish and maintain a capital account for Investor in accordance with applicable U.S. Treasury Regulations. Company is treated as a partnership for tax purposes, with the result that Investor will be required to report its share of Company income, gain, loss, deduction and other tax items on its U.S. federal income tax return, as such items are reported to Investor on a Schedule K-1 furnished by Company. The provisions in this section 5 treat Investor as if it were a "partner" of Company solely for U.S. federal income tax purposes. For the avoidance of doubt, Investor is not a member of Company for any other reason including, without limitation, for corporate law purposes (and will not be a party to Company's operating agreement), including any state statutes governing a limited liability company. For the further avoidance of doubt, Investor shall have no obligation to Company or any of its members for any liabilities of Company (other than any caused by a breach by Investor of its representations, warranties, and/or obligations hereunder) or for any additional capital calls.

6.   **OWNERSHIP OF PICTURE AND LITERARY RIGHTS**. As between Company and Investor, Company shall be the sole and exclusive owner of the Picture, all physical materials comprising the Picture, the Screenplay and all ancillary and underlying literary and other rights therein, including the copyright in the Picture and the Screenplay. All agreements with all third parties, including without limitation individuals or entities rendering services, providing equipment or providing facilities for the production of the Picture or parties distributing or assisting in the distribution of the Picture, shall be entered into by Company in its name or the name of any production entity designated by Company.

7.   **COLLECTION AGENT**. Company may, at its option, appoint a collection agent (the "**Collection Agent**") and, if so, shall enter into an agreement with the Collection Agent (the "**Collection Agreement**") to act as the collection agent to collect all revenues derived from all sources of exploitation of the Picture and all rights therein. Such Collection Agent shall receive all revenues from the distribution and exhibition of the Picture in all sources and media worldwide and pay out and apply such revenues to Company, Investor, the Other Investors and other applicable persons and entities having an interest in such manner as is provided in this Agreement or other agreements entered into by Company (net of all Collection Agent fees and expenses in accordance with the terms and conditions of the Collection Account Management Agreement). In the event that Company enters into the Collection Agreement, Company shall contractually obligate all distributors, sales agents or other third parties acquiring any distribution rights in the Picture to make all payments of all revenues, including advances, to the Collection Agent. Such payments may be net of any and all distribution fees, recoupment of distribution expenses, payment of residuals, taxes payable at the point of collection or other costs or expenses incurred by the third-party sales agents or third-party distributor(s) of the Picture if permitted pursuant to agreements between such distributors and Company.

8.   **REVENUES**.

a.   All gross revenues from the distribution and exhibition of the Picture from all sources and all media worldwide collected by Company or the Collection Agent, as applicable, (the "**Gross Revenues**") shall be applied and paid out by Company or the Collection Agent for the following items in the following order on a continuing basis:

i.   First, one hundred percent (100%) of the Gross Revenues shall go towards the following customary "off-the-top" payments (which, for clarification, are not necessarily payable in the order of sections 8.a.i(1) through 8.a.i(5) hereinbelow):

(1)   Payments actually made by Company in connection with collection agent fees and expenses (if any);

(2)   Payments actually made by Company, or a reserve, to the extent required by the applicable unions or guilds, for sums reasonably anticipated to be due by Company to applicable unions or guilds having jurisdiction over the Picture for residuals, royalties or similar payments related to the exhibition or release of the Picture; payments actually made by Company, or a reserve for sums reasonably anticipated to be payable by Company, in connection with any actual, direct, customary, third party, out-of-pocket costs and expenses of auditing, administering and collecting monies paid and/or owing to Company from distributors and/or other licensees of the Picture (including without limitation collections account management fees and licensing intermediaries); the payment of taxes (but not income taxes); and other administrative expenses of Company in connection with the Picture only. For clarification purposes, it is acknowledged and agreed that administrative expenses herein shall not include any overhead or payments to Company personnel (other than reimbursement of any actual, verifiable out-of-pocket expenses incurred by such parties in connection with the foregoing);

(3)   To the repayment of any and all loans incurred by Company, if any (including all interest, fees and expenses in connection therewith);

(4)   The fees and expenses actually paid by Company to any distributors, sales agents, and to outside attorney(s) for their reasonable fees in connection with the Picture; and

(5)   Any reasonable costs associated with the delivery of the Picture to distributors and/or sales agents, and festival related expenses.

ii.   Next, if applicable, to the tax credit lender for repayment of unpaid indebtedness ("**Tax Credit Loan**") incurred solely in connection with collateralization of tax credits, until such time as the Tax Credit Loan is repaid in full;

iii.   Next, to Investor and all Other Investors in reimbursement and recoupment of such party's investment, *pro rata* to each party's Percentage Interest until each such party has received an amount equal to one hundred twenty-five percent of its respective investment in Company (which, for Investor, shall be the Investment).

iv.   Next, to any and all deferrals, bonuses and similar payments, if any; and

v.   Revenues remaining thereafter shall be deemed "**Net Proceeds**" from the distribution and exploitation of the Picture and shall be paid fifty percent (50%) to Company ("**Company's Net Proceeds**") and fifty percent (50%) to Investor and all Other Investors (combined), to the extent applicable pursuant to the financing agreement entered into by each such Other Investor, paid pro rata to their respective Percentage Interests. The Company's Net Proceeds shall be payable to Company (or as directed by Company) and allocated to and shall include all contingent amounts other than fixed deferred sums, payable to writers, director, producers, actors and other individuals rendering services in connection with the Picture, except as otherwise agreed to in writing by Investor.

b.   Company shall, or, if applicable, shall cause the Collection Agent to, prepare and provide Investor copies of accounting statements with respect to the distribution and exploitation of the Picture in accordance with GAAP accounting rules and principles. Such accounting statements shall reflect all sums received and all sums paid out by Company or the Collection Agent. Such statements shall be provided on a quarterly basis for two (2) years following the initial release of the Picture in the United States, semi-annually for an additional year, and annually thereafter provided, however, that in the event that no Gross Revenues are earned during any accounting period, Company shall have no obligation to issue a statement to Investor with respect to such accounting period. Each accounting statement shall be rendered on a calendar basis and shall be sent out within sixty (60) days following the close of each applicable period. All statements and other accounts rendered by Company or the Collection Agent will be binding upon Investor and not subject to any objections by Investor for any reason whatsoever, unless such specific objection is made in writing, stating the basis thereof and delivered to Company or the Collection Agent within two (2) years from the date such statement is received by Investor. Investor, along with the Other Investors as a group, will have the right upon giving Company or the Collection Agent thirty (30) days prior written notice, by independent certified public accountants experienced in the books and records and methods of accounting utilized in the motion picture industry, who are not employed on a contingency basis, and who execute a non-disclosure agreement in form and substance reasonably acceptable to Company, to examine Company's or the Collection Agent's books and records insofar as they relate to this Agreement, at Company or the Collection Agent's regular place of business, as applicable, and during Company's or the Collection Agent's regular business hours. Such examination will be conducted in a manner that will not interfere with the normal operation of Company's or the Collection Agent's business. Investors, collectively, may make such an examination for a particular statement only once and only within the two (2) year period after the date any such statement is rendered. Investor will not examine Company's or the Collection Agent's books and records more than once during any calendar year. Any suit commenced on such examination must be instituted at any time within two (2) years following expiration of said two (2) year period; otherwise, any claims Investor has with respect to the applicable statement shall be waived and forever released. If the result of Investor's audit indicates an undisputed underpayment, Company or the Collection Agent shall immediately pay to Investor the amount of such underpayment; moreover, should the underpayment be ten percent (10%) or more (but no less than ten thousand dollars ($10,000)), the reasonable, actual, third-party, out-of-pocket costs associated with that specific audit also shall be reimbursed to Investor by Company or the Collection Agent (as appropriate). Company shall have the right to notify Other Investors and give such Other Investors the right to participate in such audit, in which event the participating Financiers shall agree among themselves as to the sharing of the cost of any such audit. In no event will Company or the Collection Agent be required to submit to more than one audit per year.

9.   **COMPANY'S REPRESENTATIONS AND WARRANTIES**. Company represents and warrants that:

a.   It has the full right, power and authority to enter into this Agreement and do all acts required of it hereunder.

b.   It is a valid limited liability company in good standing under its state of organization.

c.   It has not entered into any agreement with any third party in conflict with the promises made to Investor hereunder.

d.   To the best of Company's knowledge, the Picture and each and every element thereof (i) shall not violate or infringe upon the trademark, trade name, copyright, patent, or other intellectual property right, and (ii) shall not violate or infringe upon any personal, civil or proprietary right, right of privacy or publicity, moral right of authors or any other right of any person and shall not constitute a defamation of any person.

e.   Company shall comply with all applicable federal, state and local laws, rules, regulations, ordinances, guidelines and standards.

f.   There are no outstanding claims or liens against the Screenplay or any rights therein which will impair the production or distribution of the Picture other than standard guild and/or laboratory liens.

g.   All customary consents, licenses and other permissions have been or will be obtained by Company.

10.   **INVESTOR'S REPRESENTATIONS AND WARRANTIES**. Investor represents and warrants that:

a.   Investor has the full right, power and authority to enter into this Agreement and do all acts required of it hereunder.

b.   Investor has not entered into any agreement with any third party in conflict with the promises made to Company hereunder.

c.   Investor is not a "broker" or "dealer" within the meaning of Section 3(a)(4) of the Securities Exchange Act of 1934, as amended (the "**1934 Act**") and is not required, nor by entering into this Agreement or performing hereunder shall be required, to register as a broker or dealer under Section 15 of the 1934 Act.

d.   Investor is either "accredited investor" (an "**Accredited Investor**") within the meaning of Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the "**Securities Act**"); or is not an Accredited Investor and is familiar with, and has, and shall, comply with all requirements of an investor who is not an Accredited Investor pursuant to 17 CFR 227.

e.   Investor is properly able to evaluate the proposed business of Company and the inherent risks therein.

f.   Investor has reviewed with Investor's own tax advisor(s) and/or attorney(s), to the extent Investor considers it prudent or relevant, the consequences of the Investment and the transaction contemplated by this Agreement and is relying solely on such advisors and not on any statements or representations of Company in connection therewith, other than as provided for herein. Investor understands that Investor, and not Company, shall be solely responsible for Investor's own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

g. Investor (i) has a pre-existing personal or business relationship with the Company or the other equity investors, managers or control persons of Company or (ii) by reason of its business or financial experience, or because of the business or financial experience of its financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any affiliate or selling agent of the Company, Investor is a sophisticated investor familiar with the types of risks inherent in an investment of the nature hereof, and has such business or financial experience that Investor is capable of protecting Investor's own interests in connection with the Investment.

h. Investor acknowledges that neither the Company nor any person or entity acting on behalf of the Company has offered the opportunity to invest herein by means of any form of general solicitation or advertising, including without limitation, (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media, or broadcast over television or radio, or (ii) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

i. Investor is making the Investment for investment purposes for Investor's own account and not with a view to or for sale in connection with any distribution of all or any part of the Investment. No other person will have any direct or indirect beneficial interest in or right to the Investment. Investor does not have any contract, undertaking or other arrangement or intention to sell, transfer or grant a participation in the Investment.

j. Without waiver of any of Investor's rights, in the event of a breach of this Agreement by Company, Investor is able to bear the substantial economic risks of the Investment and can afford to maintain the Investment for an indefinite period of time without realizing any direct or indirect cash return, and at the present time Investor could afford a complete loss of such investment.

k. Investor understands that this is a speculative investment and involves a high degree of risk (as further set forth in Exhibit A, attached hereto and made a part hereof by this reference), and Company has no financial or operating history. Investor has received and reviewed all information Investor considers necessary or appropriate for deciding whether to make the Investment. Investor has had an opportunity to ask questions and receive answers from Company, if any, regarding the terms and conditions of the Investment and regarding the business, financial affairs, and other aspects of Company and has further had the opportunity to obtain all information (to the extent Company possesses or can acquire such information without unreasonable effort or expense) which it deems necessary to evaluate the investment and to verify the accuracy of information otherwise provided to Investor.

l. Investor is fully aware that in agreeing to enter into this Agreement, Company is relying upon the truth and accuracy of the representations and warranties of Investor made herein.

m. Investor acknowledges that this Investment has not been registered under the Securities Act, or qualified under any applicable blue sky laws in reliance, in part, on Investor's representations, warranties, and agreements herein. Investor further represents, warrants, and agrees that Company is under no obligation to register or qualify the Investment under the Securities Act or under any state securities law, or to assist Investor in complying with any exemption from registration and qualification.

n.   Investor has reviewed and understands all of the risks of the Investment as set forth in this Agreement including, without limitation, those set forth in Exhibit A.

11.   **PUBLICITY**. Investor shall not individually or through any publicity representative or otherwise, circulate, publish or otherwise disseminate any news story or article, book or other publicity containing the subject matter of this Agreement and/or the Picture unless first approved in writing by Company.

12.   **FORCE MAJEURE**. Company will not be deemed in default and will not be liable to Investor if Company is unable to commence or complete production or photography of the Picture by reason of one or more events of Force Majeure (as defined hereinbelow). In the event of the abandonment of the Picture as a result of any Force Majeure event, all unspent monies and insurance recoveries shall be returned to the Financiers *pro rata* to each of their Percentage Interest. In the event there is a Force Majeure event that results in a loss greater than or equal to 20% of the Budget, Company may require an abandonment of the production of the Picture.

An event of "**Force Majeure**" shall exist hereunder if Company's operations with respect to the Picture or the conduct of Company's business generally or the business of any of Company's partners, suppliers, vendors, licensors or distributors are impaired, hampered, interrupted, prevented, suspended, postponed or discontinued by reason of any armed conflict (whether or not there has been an official declaration of war or official statement as to the existence of a state of war); act of a public enemy; riot; civil disturbance; inclement weather; disease; epidemic; pandemic; fire; casualty; flood; explosion; earthquake; accident; boycott; labor controversy (including, without limitation, any lockout, walkout, strike or threat thereof); governmental statute, law, ordinance, policy, order, regulation, judgment or decree (whether legislative, executive or judicial and whether or not constitutional); act of God; failure of the producer, or any other production personnel or any principal member of the cast or director of the Picture to perform for any reason (including, without limitation, death, illness, incapacity, disfigurement, failure, refusal or neglect); embargo or delay of a common carrier; failure of technical facilities, material, power, transportation, fuel, personnel and/or other commodities which makes production in accordance with customary or established schedules and practices impractical; or direction of any municipal, county, state or national ordinance or law, any executive or judicial order, or any failure or delay of the laboratory processing the Picture's negatives, or other similar or dissimilar occurrence beyond Company's control; or if Company's business is in any way prevented or materially hampered because of the occurrence of events beyond the control of Company (whether foreseeable or unforeseeable) that make performance of Company's obligations materially more difficult, expensive, or dangerous than was reasonably anticipated by Company on the effective date of the Agreement. Notwithstanding anything herein to the contrary, any delay, interruption or prevention, whether foreseen or unforeseen, relating to, arising from, or related to, COVID-19 and the virus which causes COVID-19, SARS-CoV-2 ("**Covid Matters**") or related matters shall be deemed an event of Force Majeure.

13.   **BUSINESS OPPORTUNITIES**. Each of the parties acknowledges that this Agreement relates only to the Picture and all rights related thereto and that none of the parties will in any way be restricted from any other business activity (including any motion picture activity), whether or not competitive to the Picture.

14.   **INDEMNITY**.

a.   Investor shall indemnify and hold harmless Company, its affiliated entities, licensees, successors and assigns, and the directors, members, managers, officers, employees, attorneys, representatives, affiliates, and agents of the foregoing, harmless from any and all third-party demands, claims, causes of action, liabilities, suits, proceedings, investigations or inquiries, or any settlement thereof, and all related expenses including, but not limited, to all litigation expenses (including reasonable outside attorneys' fees and court costs) arising from any breach or alleged breach by Investor of any representation, warranty, covenant, obligation or agreement made by Investor hereunder.

b.   Company shall defend, indemnify and hold harmless Investor and its officers, directors, members, managers, employees, agents, attorneys, representatives, affiliates, successors and assigns from and against any and all third-party demands, claims, causes of action, liabilities, suits, proceedings, investigations or inquiries, or any settlement thereof, and all related expenses including, but not limited, to all litigation expenses (including reasonable outside attorneys' fees and court costs) arising from any breach or alleged breach of Company's representations, warranties, covenants, obligations or agreements hereunder or arising out of or in any way related to the development, production, distribution, promotion and/or exploitation of the Picture and/or any element thereof (other than with respect to matters that Investor is obligated to indemnify Company hereunder).

15.   **LIABILITY LIMITATION**. UNDER NO CIRCUMSTANCES WILL EITHER PARTY BE LIABLE TO THE OTHER FOR SPECIAL, PUNITIVE, INDIRECT, INCIDENTAL, OR CONSEQUENTIAL DAMAGES INCLUDING LOSS OF REVENUE OR LOST PROFITS HEREUNDER (REGARDLESS OF THE FORM OF ACTION, WHETHER STATUTORY, OR IN CONTRACT, TORT OR OTHERWISE).

16.   **ASSIGNMENT**. Investor shall not assign any of its rights or obligations pursuant to this Agreement to any third party without the prior written approval of Company. Company may assign this Agreement to any third party provided that unless such assignment is to a major or mini-major motion picture studio or a television network that assumes Company's' obligations in writing, Company shall remain secondarily liable for its obligations herein.

17.   **NOTICES**. Any notice, approval, consent, payment or other communication (any of which, a "**Notice**") required or permitted to any Party under this Agreement shall be in writing to the addresses set forth herein or such other addresses as the Parties shall inform each other of, in writing, and shall be delivered personally, by courier, by FedEx, by UPS, by Express Mail, by US mail, return receipt requested or via email. Notices may also be delivered via email to the email address provided by the recipient to Wefunder. All Notices (other than those delivered via email) shall be deemed to have been duly given or made as of the date delivered or if delivery is refused, then as of the date presented. Any Notice delivered via email shall be deemed to have been duly given or made as of the date that the sender of the email receives a written confirmation of receipt from the intended recipient (which, if delivered via email, may only be in the form of a non-automated email response). Notices may also be delivered via any other method and shall be deemed duly given or made upon actual receipt by the intended recipient.

18.   **ADDITIONAL DOCUMENTS**. The parties agree to execute, acknowledge and deliver to each other such additional documents, consistent herewith, as may be reasonably required in order to effectuate and carry out the intention of the parties. Investor shall provide Company with an IRS form W-9 or W-8BEN, as applicable, properly completed and signed by Investor.

19.   **CONFIDENTIALITY**. The parties shall keep the Confidential Information (as defined hereinbelow) of the other party confidential and shall not disclose such terms other than as permitted herein or as authorized by the owner of such Confidential Information or as required pursuant to a valid law or court or governmental order provided that the party disclosing such information shall provide notice to the other party of such disclosure (to the extent not prohibited by such law or order) as soon as reasonably possible and shall cooperate with the other party in obtaining a protective order. Either party may disclose such Confidential Information as necessary to protect or enforce its rights hereunder or to its attorneys, bankers, accountants, agents and investors or as otherwise required to effectuate the purposes of this Agreement (including, without limitation disclosure of this Agreement to SAG). "**Confidential Information**" shall mean all non-public information of a party including, without limitation, a party's trade secrets, customer lists, intellectual property, the terms of this Agreement, the Screenplay, the identities of the Other Investors, Company's production techniques, the identity of, and all information regarding all cast and crew members of the Picture and any and all financial statements, documents, dealings and other information which a reasonable person would believe are confidential. The parties shall negotiate and execute a more formal confidentiality agreement upon the request of either party.

20.   **INJUNCTIVE RELIEF**. In the event of any breach of this Agreement by Company, Investor's sole remedy shall be an action at law for damages, if any, and Investor shall have no right to injunctive or other equitable relief or to terminate or rescind this Agreement or to interrupt or stop the development, production or distribution of the Picture.

21.   **GOVERNING LAW; ARBITRATION**. This Agreement shall be governed by the laws of the State of New York. Any dispute between the parties relating to their rights and obligations under this Agreement shall be resolved exclusively by arbitration conducted in accordance with the Arbitration Tribunal of the International Film and Television Association ("**IFTA**") or the American Arbitration Association ("**AAA**"), as Company shall elect as then in effect, except as provided below. Any such arbitration shall be held and conducted in New York City, New York, before one arbitrator, who shall be selected by mutual agreement of the parties; if agreement is not reached on the selection of an arbitrator with in fifteen (15) days, then such arbitrator shall be appointed by the presiding judge of the Superior Court of the county in which the arbitration is to be conducted. The award or decision of the arbitrator or arbitrators, shall be final and judgment may be entered on it in accordance with applicable law in any court having jurisdiction over the matter. The arbitration shall be private and confidential. Each party hereby waives, to the fullest extent permitted by law, the right to institute, prosecute or join any class action case against Company or any affiliated entity or any of the officers, directors, employees, shareholders, members, agents or attorneys thereof, even if the rules of IFTA or the AAA (as applicable) would otherwise allow for such. Accordingly, the arbitrator may award money or injunctive relief only in favor of the individual party seeking relief and only to the extent necessary to provide relief warranted by that party's individual claim. No class or representative or private attorney general theories of liability or prayers for relief may be maintained in any arbitration held under this Agreement. Any question regarding the enforceability or interpretation of this paragraph shall be decided by the arbitrator.

22.   **MORALS CLAUSE**. As a material inducement to Company to enter into this Agreement, Investor has and shall conduct himself/herself/itself with due regard to social conventions, public morals, and decency and will not do or commit any act or become involved in any situation which shocks, insults, or offends the community or degrades Investor or brings Investor into public disrepute, contempt, scandal, or ridicule or reflects unfavorably upon Investor or Company or any exhibitor or distributor of the Picture or proscribed by the Morals Clause of a contract with a first run United States national television network. In the event of

any breach of the preceding sentence then, notwithstanding anything to the contrary in this Agreement or elsewhere, Investor agrees that (i) Company shall have the right to withhold Investor's on-screen and paid ad credits, if any; (ii) Investor shall not be included in, and Investor shall take no action nor authorize any action to include Investor in, any publicity, marketing materials, social media or other online sites including, without limitation, imdb.com with respect to the Picture; (iii) Investor shall not be invited to attend and shall have no right to attend any premieres, screenings or other public or private events in connection with the Picture; (iv) Company shall have no obligation to provide Investor with any transportation, lodging, accommodation or per diem in connection with any screening, premiere or other event with respect to the Picture; and (v) Investor shall neither make nor authorize any public statement about the Picture, Company or any person or entity associated with the Picture or Company. Investor agrees that Company shall be entitled to injunctive and equitable relief, without the necessity of posting a bond or other security, to enforce the provisions of this paragraph 22.

23.   **MISCELLANEOUS**. The captions used in connection with the sections, paragraphs and subparagraphs of this Agreement are used only for purposes of reference and shall not be deemed to govern, limit, modify or in any manner effect the scope, meaning or intent of the provisions of this Agreement or any part thereof, nor shall such captions be given any legal effect. This Agreement cancels and supersedes all prior agreements and understandings between the parties relating to the subject matter hereof, and contains all of the terms, conditions and promises of the parties hereto and no modification of any provision hereof shall be valid or binding unless in writing. Where any conflict arises between the provisions of any said amendment or modification and the provisions incorporated in earlier documents, the most recent provisions shall be controlling. Nothing herein contained shall be construed so as to require the commission of any act contrary to law and wherever there is any conflict between any provision of this Agreement and any present or future law, contrary to which the parties have no legal right to contract, the latter shall prevail, but in such event, the provision(s) of this Agreement effected shall be curtailed and limited only to the minimum extent necessary to bring it within the requirements of such law. This Agreement may be executed in one or more counterparts, each of which when taken together shall constitute one and the same agreement, and each of which shall constitute an original of this Agreement. In addition, this Agreement may be executed electronically (including via scans and facsimile) and such electronic versions shall constitute an original of this Agreement. No failure by either party to insist upon the strict performance of any covenant, duty, agreement, or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such covenant, duty, agreement, or condition, or any such breach. Notwithstanding anything to the contrary contained in this Agreement, there are no third-party beneficiaries to this Agreement. Submission of this Agreement for examination, negotiation, or signature does not constitute an offer, and this Agreement shall not be effective until it is duly executed and delivered, if at all, by each party hereto. Each party acknowledges that he/she/it has had an opportunity to consult with an independent attorney or other representative regarding the terms and conditions of this Agreement and that the drafting and negotiation of this Agreement has been fully participated in by all parties hereto and, for all purposes, this Agreement shall be conclusively deemed to be jointly drafted by all parties. Words importing the singular shall include the plural and vice versa, words importing any gender shall include all other genders, words importing persons shall include bodies corporate, unincorporated associations and partnerships and vice versa. References to the whole shall include the part and vice versa. Defined terms herein shall include all forms, variations and conjugations thereof. Whenever examples are used in this Agreement with the words "including," "for example," "e.g.," "such as," "etc." or similar or any derivation thereof, such examples are intended to be illustrative and not in limitation thereof. All references to the words "and" or "or" shall be deemed to be "and/or". All references to dollars herein shall mean United States dollars. Except as specifically set forth

herein, nothing in this Agreement shall be construed as creating a partnership or joint venture of any kind between the parties or as constituting any party as the agent of the other parties for any purpose whatsoever and no party shall have the authority or power to bind the other parties or to contract in the name of or create a liability against any other party in any way or for any purpose. Each party undertakes with the other to do all things reasonably within its power which are necessary or desirable to give effect to the spirit and intent of this Agreement. Any provision of this Agreement that contemplates performance or observance subsequent to termination or expiration of this Agreement (including, without limitation, any terms governing confidentiality, limitation of liability, and/or indemnification herein) shall survive termination or expiration of this Agreement and shall continue in full force and effect.

END OF STANDARD TERMS

The Weight Financing Agreement 7.14.22 v1.docx

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]_____.

COMPANY:

The Weight Film LLC
_____

Founder Signature
_____

Name: [FOUNDER_NAME]
_____

Title: [FOUNDER_TITLE]
_____

Read and Approved (For IRA Use Only):

INVESTOR:

[ENTITY NAME]
_____

Investor Signature

By: _____   By:_____

Name: [INVESTOR NAME]
_____

Title: [INVESTOR TITLE]
_____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

Exhibit A
Risk Factors

The business of Company will be to finance, produce and exploit the Picture and the ancillary rights therein held by Company, (i) that in such ventures the risk of loss is high in comparison with the prospects for any profit, and that therefore investment in Company is suitable only for those investors who do not require liquidity in their investment; (ii) the production of the Picture by Company is an entirely new and speculative venture and it is impossible to project or predict whether the Investment will result in a gain or loss to the investors, and therefore **ANY POTENTIAL INVESTOR PARTY TO THE AGREEMENT SHOULD NOT INVEST IN THE PICTURE UNLESS SUCH PARTY IS PREPARED FOR THE POSSIBILITY OF TOTAL LOSS OF THE INVESTMENT;** (iii) the success of a film in theatrical distribution, television, home video and other ancillary markets is dependent upon public taste which is unpredictable and susceptible to change; (iv) the success of a film may also be significantly affected by the number and popularity of other films being distributed, therefore, the success of a motion picture is impossible to predict and absolutely no assumptions should be made respecting the ultimate economic results which may be realized by the Picture; and (v) in addition to the foregoing, the risks of an investment in Company include, without limitation, the following:

1.   Speculative Nature of the Business. The business of the production and exploitation of motion pictures is highly speculative and has historically involved substantial risks. The costs to produce a motion picture are often miscalculated and may be increased by factors beyond the control of its producer, resulting in inability to complete production which would result in abandonment of the project and a total loss of all funds provided therefore. The ultimate profitability of any motion picture depends upon its audience appeal in relation to its cost of production and distribution. Audience appeal, in turn, depends upon unpredictable critical reviews and changeable public taste, among other things, which cannot be readily ascertained in advance. Based upon available information, a majority of completed motion pictures fail to generate sufficient revenues to recover their cost of production and distribution. Accordingly, there can be no assurance that Company will exploit the Picture so as to enable Company to recoup all or any portion of its Investment or to yield a profit on its Investment. Furthermore, until the completion of post-production and the sale of the Picture to a distributor, it is unlikely that Company will derive any revenues from the Picture. In addition, Company cannot predict the timing or amount of revenues, if any, it may derive from the exploitation of the Picture.

2.   Risks of Motion Picture Production. There are significant risks involved in the production of any motion picture, many of which may materially delay completion of the Picture or make completion impossible. If the Picture is not completed, no revenues will be derived from the Picture. Such risks include, but are not limited to, production costs exceeding available funds, labor disputes, death or disability of key talent or other key personnel, equipment difficulties, destruction of completed film negatives or unanticipated adverse weather conditions. The occurrence of any such event may cause delays and increase production costs and may have a material adverse effect upon the Investment. These or similar events are beyond the control of Company. To the extent that contributions to the capital of Company are insufficient to cover all production costs of the Picture, all such contributions may be lost.

3.   No Assurance of Third Party Performance. No assurance can be made that the Picture will be produced; however, if the Picture is not completed, the remainder of the Financing, if any, shall be returned to the Financiers, to each on a pro rata basis in accordance with each such entity's Percentage Interest. No representations, warranties or assurances have been made that if the Picture is produced, it will be directed by any particular person or that any particular actor will appear in the Picture. No assurance can be made that if the Picture is produced, a distributor will agree to release the Picture or that the Picture will

otherwise be distributed, or if a distributor agrees to release the Picture, that the release will be on a certain minimum number of screens or backed by a certain minimum amount of advertising, and no representation, warranty or assurance to the contrary has been made. Furthermore, if an agreement is reached with a particular director, actor, distributor or other party whose contractual performance may bear upon the value of the investment made by Investor, no assurance, representation, warranty, or covenant is furnished to Investor that such party shall actually perform as contractually required and no indemnity is furnished to Investor by Company in the event any such party breaches its obligations to the ultimate detriment of Investor. Further thereto, no breach by a third party of an agreement or other duty in connection with the Picture shall be a breach of this Agreement.

4.   No Assurance of Revenue. No assurance can be made, and no representation, warranty, covenant or agreement is made, that the project being developed hereunder will generate revenue sufficient to distribute cash to Investor and further, Investor understands that Investor may not rely on any prior, contemporaneous, or subsequent representations made by Company or any principals, attorneys, or other representatives thereof or any other individuals or entities involved with the Picture. Rather, Investor has relied and will rely solely on its own advisors and/or Investor's internal personnel with knowledge and expertise qualifying them to analyze and evaluate the transaction herein contemplated.

5.   No Assurance of Return of Investment or Profits. Investor has no assurance of receiving a return of its Investment, or any profit in excess of the Investment. Investor has been advised to seek independent legal counsel before making the Investment commitment and fully understands that there is an extremely high risk of loss associated with making the Investment and can bear such loss. Investor acknowledges that (i) no assurances, guaranties, representations or warranties have been given that, by entering into this Agreement that any recoupment and/or profits will be realized, and (ii) Investor is not relying and has not relied on any statements, representations or warranties of any person or entity in making the decision to provide the Investment or to enter into this Agreement. Investor is sophisticated in investment and business matters and is knowingly, voluntarily and intelligently entering into this Agreement, especially with respect to the Investment. A more comprehensive list of Risk Factors is attached hereto as Exhibit A, which Investor acknowledges it has thoroughly reviewed, understands and agrees to.

6.   Lack of Distribution Agreements. The parties hereby acknowledge that there is presently no contract with any distributor to distribute the Picture. The success of the Picture will be dependent upon Company's ability to complete the Picture, the attractiveness of the final product to a distributor and the distributor's willingness to commit substantial sums to promote the Picture successfully. Company will not have the financial capability to distribute the Picture itself. The gross revenue derived from the Picture is dependent, among other things, upon the interest of distributors and their ability to obtain suitable distribution via theatrical, television, home video, and/or other media, and in selecting proper release dates and appropriate advertising and promotion for the Picture. Company has no agreement at this time with any third party for the distribution of the Picture. The negotiation of final distribution agreements, which frequently occurs (if at all) near the time of completion of motion pictures, will have a substantial impact upon the amount of receipts available to Company from the exploitation of the Picture. There is no assurance that such negotiations will result in revenues or profits to Company. Furthermore, although Company has agreed to use commercially reasonable efforts to cause the Picture to be distributed, there is no assurance that the Picture will be distributed or that such distribution will be profitable to Company. The fact that any distributor derives profits from its distribution of the Picture will not, in turn, assure that Company will also derive profits therefrom.

7.   Production of the Picture without Completion Bond. Investor is aware and hereby acknowledges that the Picture will not be covered by a completion bond and there is no guarantee of completion of the Picture. There are substantial risks associated with film production, including death or disability of key personnel, other factors causing delay, destruction, or malfunction of sets or equipment, the inability of production personnel to comply with budgetary or scheduling requirements and physical destruction or damage to the film itself. Significant difficulties such as these may materially increase the cost of production or may cause the entire project to be abandoned.

8.   Competition. Company intends to engage in a highly competitive business and therefor the Investment contains a high degree of risk. Competition is encountered in different phases of the production and exploitation of a motion picture. In the production phase of the Picture, competition may have a material effect on the employment and cost of personnel. After the completion of its production, the Picture will, upon its distribution, be competing with other motion pictures and, indirectly, with other forms of public entertainment. Such competition in the phases of the production and exploitation of the Picture may have a material adverse impact on Investor's Investment. Many companies involved in the production and exploitation of motion pictures have, from time to time, encountered financial difficulties, which reflect the highly competitive character of, and adverse development in, the motion picture industry as well as the unpredictability of public reaction to motion pictures.

9.   Lack of Diversification. Company is formed solely for the purpose of developing, producing and exploiting the Picture. Therefore, the financial performance of Company is solely dependent upon the success of the Picture. In addition, the financial performance of the investment in Company is dependent upon the ability of Company to complete the Picture in a timely and cost-effective manner, the ability of Company to obtain successful theatrical distribution of the Picture and the ultimate audience appeal of the Picture if and when completed.

10.   Risk of Motion Picture Distribution. Distribution of films requires specialized marketing expertise and considerable financial resources. Company will be dependent on a distributor for this marketing expertise and for providing funds for prints and advertising. Without the participation of a distributor, there is little likelihood that significant revenues from any source will be realized. The participation of a distributor does not, however, guarantee that the distribution will be successful or that substantial revenues will be realized therefrom.

11.   Changes in the Motion Picture Industry. Technological developments have resulted in the availability of alternative distribution mediums for film entertainment, including expanded pay and cable television and videocassettes, DVDs and digital technologies. These alternative distribution mediums typically have different revenue allocation arrangements from one another and such allocation arrangements often vary over time. Generally, however, the level of theatrical success remains a critical factor in generating revenues in these ancillary markets.

12.   Management. Other than as set forth in this Agreement, no Financier will have the right to participate in the management of the business of Company. Accordingly, Investor should not invest unless Investor is willing to entrust all aspects of management to Company. Company shall have the right and power to, among other things, abandon the Picture at any time for any reason.

13.   Federal Income Tax Consequences. Company expects to be treated as a partnership for U.S. federal income tax purposes. Each investor, in determining its U.S. federal income tax liability, will take into

The Weight Financing Agreement 7.14.22 v1.docx

account its allocable share of income, gain, loss, deduction and credits of Company, without regard to whether it has received distributions from Company. The consequences to investors of an investment in Company are complex. Accordingly, each prospective investor is advised to consult its own tax counsel as to the specific tax consequences of an investment in Company. Company has not been structured to provide tax benefits to investors, and an investment in Company should not be based on the expectation that tax benefits will accrue therefrom.


!!!!! READ THE FOLLOWING PARAGRAPH VERY CAREFULLY !!!!!


14.   COVID-19 Matters. Investor acknowledges that there is great uncertainty due to COVID-19 and the virus which causes COVID-19, SARS-CoV-2 (for purposes of this section, collectively referred to as "**COVID-19**") and related matters. The parties acknowledge and agree that due to Covid-19, Company may suspend or terminate production of the Picture. Company is unable to secure insurance coverage for any COVID-19 related matter and, as such, in the event that if Company is forced to shut-down production due to a COVID-19 related matter, **IT IS LIKELY THAT INVESTOR WILL SUFFER A COMPLETE LOSS OF INVESTOR'S ENTIRE INVESTMENT**. Company is also at further risk due to COVID-19 related matters including the very real possibility that Company will not be able to secure the services of necessary cast and/or crew personnel or, if secured, that such persons may become sick and unable to complete their services for Company. In addition, Company may be sued by one or more individuals claiming that such person was made sick or otherwise injured (or died) as a result of contracting COVID-19 in connection with rendering services for Company. It is unlikely that Company will have any insurance to cover such a claim nor the resources to defend or settle such a claim and, in such event, **IT IS LIKELY THAT INVESTOR WILL SUFFER A COMPLETE LOSS OF INVESTOR'S ENTIRE INVESTMENT**.

Investor acknowledges that Investor has carefully reviewed this Exhibit A with Investor's financial and legal advisors and, in particular, has very carefully reviewed 14 above, relating to COVID-19, of this Exhibit A.

Investor Signature
_____
Signature

[ENTITY NAME]_____
Print Name